FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               22 September, 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Product Launch sent to the London Stock Exchange on 22 September, 2005





PR0520

                           MOBILE TV TRIAL GOES LIVE

Released: 22 September 2005

In a UK first, EastEnders, Coronation Street, CSI and Lost are just some of the TV programmes up to 400 O2 customers, living and working in Oxford, will be able to watch live on an advanced mobile phone from next week.

O2 and Arqiva (previously known as NTL Broadcast) have teamed up with Nokia as well as the leading terrestrial and satellite broadcasters to kick-off the UK's first trial of full multi-channel mobile TV. 16 channels are being offered to O2 customers, including BBC ONE, BBC TWO, BBC News 24, ITV 1, ITV 2, Channel 4 and Five, which will provide a core of mainstream channels coupled with programmes from British Eurosport, Cartoon Network, CNN, Discovery Channel, MTV, ShortsTV, Sky News, Sky Sports News and Sky Travel.

Customers will be able to select their favourite programme from an on-screen service guide, search for specific items as well as set their handset to alert them when a show starts. The trial will run for up to six months and is designed to test and showcase the televisual capabilities of the next generation mobile services. It will look at how people choose to catch up on their favourite TV shows, how they watch the latest music videos and keep up to date with the news and sport when on the move, and provide an understanding of how much customers are willing to pay for the service.


The service is based on the new DVB-H (digital video broadcasting - handheld) transmission standard and works by beaming a signal to a digital TV receiver, which is attached to Nokia's new 7710 handset, transforming it into a portable TV. DVB-H is ideally suited to sending high-quality, digital TV pictures from a single source to multiple users in a way that complements the one-to-one video streaming which is already possible via today's GPRS and 3G mobile data networks

Dave Williams, O2's chief technology officer, said: "Increasingly, new forms of content are making their way onto mobile devices - music, in particular, is already booming - and the latest buzz is about television. There will be many millions of mobile TV viewers worldwide by 2010.

"As an emerging industry, mobile TV will require a willingness of operators, regulators, broadcasters and handset suppliers to strike new deals. Regulators need to licence new spectrum, which will allow global economies to exist, broadcasters and publishers will need to tackle digital rights issues and operators develop workable revenue sharing partnerships. By establishing relationships through activities such as this, we hope that potential challenges will be minimised and mobile TV becomes a commercial reality sooner than is currently possible."

Hyacinth Nwana, Arqiva's managing director, mobile media solutions, commented:
"We've pulled together an extremely strong and varied 16-channel line-up, reflecting the range of content that our original research identified as desirable for a mobile television service. In Europe all evidence points to mobile TV being mass market. Oxford will address the critical success factors such as scalability, consumer experience, content mix and consumer choice."

Mark Selby, Nokia's vice president, multimedia, added: "The Oxford trial is an important step in the roll out of mobile broadcast TV, building on the recent successful trial in Helsinki. Consumer reaction and usage patterns will help the broadcast and mobile industries understand what content viewers want to see on this exciting new technology. The Oxford trial will add valuable new research and it will be followed by multiple trials in Europe, Asia and America. Nokia is pleased to be working with O2, Arqiva and the many content producers participating in this trial."

In addition to aggregating the content and operating the trial service, Arqiva is providing the DVB-H transmitter network that will cover an area of 120 sq km centred on Oxford. O2 customers taking part in the trial do not pay to watch the TV element of the trial, however all voice and data calls are charged under their existing tariff plan. Nokia has provided the handsets and is working on a new range of devices for the future with in-built DVB-H capabilities.

                                     -Ends-

O2 plc
O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

O2 has nearly 25 million customers and some 15,000 employees. It reported revenues for the year ended 31 March 2005 of GBP6.683 billion. Data represented 26% of total service revenues in the quarter ending 30 June 2005.

O2 contacts
David Nicholas                          Simon Gordon
Director of Communications              Head of Media Relations
O2 plc                                  O2 plc
david.nicholas@o2.com                   simon.gordon@o2.com
t: +44 (0) 771 575 9176                 t: +44 (0)771 007 0698

O2 press office: 01753 628402

 All O2 Group news releases can be accessed at our web site: www.o2.com

Arqiva (previously known as NTL Broadcast):
Arqiva, formerly the broadcast division of NTL Group, has a 50-year history in transmission and has helped pioneer the technologies of the digital age. 22 million UK homes receive ITV, Channel 4 and five via Arqiva's national transmitter networks. The company also provides transmission for most UK independent radio stations, both analogue and digital. In adddition Arqiva provides end-to-end media solutions to the broadcast industry across terrestrial and satellite platforms. This includes satellite uplinking, satellite newsgathering, outside broadcast facilities, programme presentation, play-out and distribution. With a portfolio of over 2000 radio sites across the UK, Arqiva's Wireless Solutions group specialises in shared mobile and cellular network infrastructure, from conventional masts and towers, urban and in-building solutions to access circuits, managed back-haul and core network provision.

Arqiva's Public Safety group provides a full range of support services to the UK police, fire, ambulance and other emergency services including design and installation of integrated telecommunications systems, radio system maintenance and fully managed services. www.arqiva.com

For more information please contact:
Bruce Randall, Arqiva, Winchester      Hannah Bailey/Emma Hutchinson
Tel: +44 (0)1962 822582                Nelson Bostock Communications
Fax: +44 (0)1962 822374                Tel: +44 (0)20 7229 4400
email: bruce.randall@arqiva.com        Fax: +44 (0)20 7792 7411
www.arqiva.com                         email: hannah.bailey@nelsonbostock.com

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Nokia contacts:
Mark Squires, Nokia
Director of Corporate Communications    Gavin Spicer/Sophie Heximer, GBC
Tel: +44 (0)7870615867                  Tel: +44 (0)20 8322 1922
Email: mark.squires@nokia.com           Email: nokiacorp@gbc.co.uk
www.nokia.co.uk


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 22 September, 2005                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary